As filed with the Securities and Exchange Commission on August 14, 2009
Registration No.  000-52482

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

Georgia International Mining Corporation
(Exact name of registrant as specified in its charter)

Nevada	1000	20-2308107
(State or other jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of incorporation or organization)	Classification Number)	Identification Number)

2601 E. Turquoise Drive, Phoenix, AZ 85028 Telephone: 602-206-3582
 (Address and telephone number of registrant's principal executive offices)

N/A
(Former name, former address and former fiscal year, if changed since last report)

Nevada Corporate Headquarters, Inc.
101 Convention Center Dr., Suite 700, Las Vegas, Nevada 89109 Telephone: (800) 508-1729
 (Name, address and telephone number for Agent for Service)

(Check one):    ☐ Form 10-K    ☐ Form 20-K    ☒ Form 10-Q    ☐ Form N-SAR

For Period Ended: June 30, 2009

                           ☐       Transition Report on Form 10-K
                           ☐       Transition Report on Form 20-K
                           ☐       Transition Report on Form 11-K
                           ☐       Transition Report on Form 10-Q
                           ☒       Transition Report on Form N-SAR

For the Transition Period Ended: June 30, 2009

PART I — REGISTRANT INFORMATION

Georgia International Mining Corporation
2601 E. Turquoise Drive, Phoenix, AZ 85028
Telephone: 602-206-3582

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

☒	a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form NSAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

The Registrant has not been able to compile the requisite financial data and other narrative information necessary to enable it to have sufficient time to finalize the Registrant's Form 10-KSB by the required filing date, without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:
Name: Ed Forister
Area Code and Telephone number: 602-206-3582

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?  If the answer is no, identify report(s).    ☒ Yes   ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☐ Yes    ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Georgia International Mining Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	August 14, 2009	By:	/s/ Edmond Forister
Edmond Forister,
Director and CFO